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May 16, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of KWESST Micro Systems Inc.

We have read the Notice KWESST Micro Systems Inc. dated May 16, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants